Exhibit 99.1

FORM 51-102F3

Material Change Report

Item	1 Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item	2 Date of Material Change

June 14, 2021.

Item	3 News Release

A news release was issued by Greenbrook on June 14, 2021 through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item	4 Summary of Material Change

On June 14, 2021, Greenbrook announced that it completed a non-brokered private placement (the “Private Placement”) of common shares of the Company (the “Common Shares”). Pursuant to the Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of US$10.00 per share, for aggregate gross proceeds to the Company of approximately US$23.5 million.

Item	5 Full Description of Material Change

5.1 - Full Description of Material Change

On June 14, 2021, Greenbrook announced that it completed a non-brokered private placement of Common Shares. Pursuant to the Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of US$10.00 per share, for aggregate gross proceeds to the Company of approximately US$23.5 million.

The financing was led by new investor Masters Special Situations, LLC and affiliates thereof (“MSS”). In connection with the Private Placement, MSS will receive the right to appoint a nominee to the board of directors of the Company. Additional new investors, including BioStar Capital, also participated in the financing, along with existing investors, Greybrook Health Inc. (“Greybrook Health”) and 1315 Capital II, L.P. (“1315 Capital”).

The Company intends to use the proceeds from the Private Placement for the development of new mental health service centers that specialize in Transcranial Magnetic Stimulation treatment as well as working capital and general corporate purposes.

The offer and sale of the Common Shares in the Private Placement was made in the United States solely to accredited investors pursuant to the exemption from registration in Rule 506(c) of Regulation D promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and in Canada pursuant to and in compliance with exemptions from the prospectus requirements of applicable Canadian securities laws.

In connection with the Private Placement, MSS, Greybrook Health and 1315 Capital each received the right to appoint a nominee to the board of directors of the Company, and all investors received customary registration rights.

As part of the Private Placement, Greybrook Health and 1315 Capital, each of whom is an insider of Greenbrook, purchased 200,000 Common Shares and 303,350 Common Shares, respectively. The participation of insiders of Greenbrook in the Private Placement constitutes a “related party transaction” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) for Greenbrook. Greenbrook has relied on the exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization. Additionally, the Company is exempt from the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item	6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item	8 Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item	9 Date of Report

June 22, 2021.